FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 16th, 2011

PETROBRAS ARGENTINA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ARGENTINA S.A.

Fourth Quarter 2010 Results

Buenos Aires, February 16, 2011 – Petrobras Argentina S.A. (Buenos Aires: PESA – NYSE: PZE) announces the results for the fourth quarter ended December 31, 2010.

Net income for 2010 fourth quarter was a P$60 million gain. In 2009 fourth quarter the Company recorded a positive net income of P$30 million.

The P$30 million positive variation is mainly attributable to improved financial income (expense) as a result of lower interest expense arising from a decrease in financial liabilities, and  reduced losses from Other Expenses, net. These improvements were partially offset by lower operating results in related companies.

Operating income for 2010 fiscal year was P$1,442 million, 57% higher compared to operating income of P$918 million in 2009 fiscal year.

Net income for 2010 fiscal year was a P$610 million gain. In 2009 fiscal year the Company recorded a positive net income of P$925 million. Net income for 2009 fiscal year, however, included recognition of after tax non-recurring gains in the amount of approximately P$840 million on the sale of the 60% interest in PVIE (a company holding assets in Peru) in April 2009.

Excluding the effect of the above mentioned sale, net income for 2010 fiscal year accounts for a P$525 million improvement.

Income Statement

Net Sales

Gross Profit

Operating Income

Equity in Earnings of Affiliates

Excluding the proportional consolidation of CIESA and Distrilec, Equity in Earnings of Affiliates is broken down as follows:

Financial Income (Expense) and Holding Gains (Losses)

Balance Sheet

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

Cash Flow Statement

(Consolidated Information)	(Three-Months Period)		(Twelve-Months Period)	
(in millions of pesos)	IVQ10	IVQ09	Dec-10	Dec-09
Net Results	60	30	610	925
Equity in earnings of affiliates	(86)	(123)	(156)	(210)
Financial income and holding gains, net	(35)	58	149	213
Depreciation of property, plant and equipment	303	357	1,268	1,399
Income tax accrued	13	(31)	201	726
Income tax paid	(13)	(15)	(145)	(84)
Accrued interest	87	135	412	558
Interest paid	(122)	(134)	(433)	(615)
Dividends Collected	18	17	219	94
Revaluation of assets (Venezuela)	212	281	212	281
Revaluation of assets (Argentina)	-	-	209	-
Sale of equity interest	-	-	-	(1,591)
Others	583	253	497	566
	1,020	828	3,043	2,362
Acquisition of property, plant and equipment,	(463)	(311)	(1,367)	(1,570)
Sale of property, plant and equipment,	(2)	6	1,686	613
Loans	(187)	(210)	(1,839)	(1,014)
Diversos	1	(323)	(282)	(430)
Effect of exchange rate change	11	(10)	72	115
Increase (decrease) in cash	380	(20)	1,313	76
Cash and cash equivalents at beginning	2,485	1,572	1,552	1,476
Cash and cash equivalents at end	2,865	1,552	2,865	1,552

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

* In 2010 quarter net sales increased P$106 million to P$986 million.

Crude oil sales increased 23.3% million to P$789 million in 2010 quarter, mainly as a consequence of a 21.5% and a 1.5% rise in average sales prices and sales volumes, respectively. The improvement in sales prices basically derives from the partial recovery in domestic prices in Argentina.

Gas sales decreased 18.7% to P$183 million in 2010 quarter, as a consequence of an 11.5% and an 8% decline in sales volumes and average sales prices, respectively.

* Gross profit increased P$53 million to P$335 million in 2010 quarter. This improvement is mainly attributable to the 19.3% rise in average sales prices, partially offset by a 5.8% decline in daily sales volumes of oil equivalent and the increase in the lifting cost. Margin on sales increased to 34% in 2010 quarter from 32% in 2009 quarter.

* Exploration expenses totaled P$102 million and P$134 million in 2010 and 2009 quarters, respectively. Expenses for 2010 quarter were mainly attributable to elimination of exploration wells in Argentina. Expenses for 2009 quarter mainly derived from elimination of off-shore exploration wells in Golfo San Jorge in Argentina.

Liquid Hydrocarbon and Natural Gas Reserves

As of December 31, 2010, liquid hydrocarbon and natural gas proved reserves of Petrobras Argentina totaled 248.4 million boe (107.8 million oil barrels and 843.3 billion cubic feet of gas)

DeGolyer and MacNaughton, international technical consultants, audited approximately 71% of the Company’s total estimated reserves and 100% of estimated reserves operated by Petrobras Argentina.

Production for the year totaled 37.4 million boe, of which 2.1 million barrels are attributable to the Colpa Caranda field in Bolivia.

Divestment of interest in Block 18 in Ecuador and the Tibú field in Colombia resulted in a 6.1 million boe reduction. In addition, the 8.8 million boe downward revision made in 2010 was attributable, on the one hand, to reserve recategorization in Argentina and, on the other, to a higher than expected decline in mixed companies in Venezuela.

As of December 31, 2010, total oil and gas proved reserves of Petrobras Argentina were equal to 7 years of production, measured according to 2010 oil and gas production levels.

As from 2009, following approval of the New Constitution in Bolivia, the power to book and record reserves was exclusively vested in the Bolivian State rather than third parties. As a result, reserves were reduced by the barrels of oil equivalent attributable to reserves in Bolivia, without this implying a change in the economic value of Petrobras Argentina’s assets.

Refining and Distribution

* Net sales of refined products increased P$348 million to P$1,868 million in 2010 quarter, mainly as a result of the partial recovery in sales prices for diesel oil and gasoline in the domestic market as a consequence of the rise in international reference prices in the case of products in line with those reference prices. Sales volumes were similar in both quarters.

In 2010 quarter, sales volumes of diesel oil, gasoline, fuel oil and IFOs and other related oil products totaled 386 thousand cubic meters, 209 thousand cubic meters, 141 thousand cubic meters and 205 thousand cubic meters, respectively.

In 2009 quarter, sales volumes of diesel oil, gasoline, fuel oil and IFOs and other related oil products totaled 403 thousand cubic meters, 192 thousand cubic meters, 167 thousand cubic meters and 192 thousand cubic meters, respectively.

* Gross profit decreased P$59 million to P$132 million in 2010 quarter. Gross margin declined to 7.1% in 2010 quarter from 12.6% in 2009 quarter.

Petrochemicals

* Net sales decreased P$26 million to P$956 million in 2010 quarter. Excluding sales from the fertilizers business, which was discontinued in 2009 first quarter, sales increased P$196 million or 25.8%. This improvement mainly results from a 21.8% increase in average sales prices and, to a lesser extent, a 3.3% rise in sales volumes.

Total styrenics sales in Argentina rose P$48 million to P$342 million in 2010 quarter, mainly as a consequence of an about 24% recovery in average sales prices, partially offset by a 6.2% drop in sales volumes.

Styrenics sales in Brazil increased P$136 million to P$589 million in 2010 quarter as a consequence of the combined effect of a 10.2% growth in sales volumes and an 18% improvement in sales prices, in line with international reference prices.

* Gross profit increased P$21 million to P$197 million. Gross margin on sales was 20.6% and 17.9% in 2010 and 2009 quarters, respectively.

Gas and Energy

Excluding the proportional consolidation of CIESA and Distrilec, operating income is broken down as follows:

Hydrocarbon Marketing and Transportation

* Sales revenues increased P$16 million to P$298 million in 2010 quarter, mainly as a consequence of a rise in gas sales revenues, partially offset by a decline in liquid fuel sales revenues.

Gas sales revenues increased P$21 million to P$205 million in 2010 quarter, basically due to a 10.5% rise in average sales prices.

Liquid fuel sales revenues decreased P$5 million to P$89 million in 2010 quarter, mainly due to an 18.9% drop in sales volumes, partially offset by a 16.9% increase in average sales prices.

Electricity

* Net sales of electricity generation rose 10.8% to P$277 million in 2010 quarter, mainly due to a 35.2% improvement in average sales prices, partially offset by a 26.6% drop in sales volumes.

Net sales attributable to Genelba Power Plant decreased P$22 million to P$149 million in 2010 quarter. The drop in sales mainly derived from the 31.6% decline in sales volumes to 1,053 GWh in 2010 quarter from 1,540 GWh in 2009 quarter, mainly as a consequence of the plant shutdown for scheduled maintenance works during October and November. This effect was partially offset by a 24% improvement in the average sales price to P$137.7 per MWh in 2010 quarter from P$111 per MWh in 2009 quarter.

Net sales attributable to Genelba Plus Power Plant increased P$54 million to P$86 million in 2010 quarter. The increase in sales results from the combined effect of a 35.3% improvement in the average sales price and a rise in sales volumes to 200 GWh in 2010 quarter from 142 GWh in 2009 quarter.

Net sales attributable to Pichi Picún Leufú totaled P$42 million in 2010 quarter and P$47 million in 2009 quarter. The average sales price improved 28.6% to P$128.05 in 2010 quarter from P$99.6 in 2009 quarter. Sales volumes dropped 30.5% in 2010 quarter to 328 GWh, as a result of the lower water supply in the Comahue basin.

PETROBRAS ARGENTINA S.A.

Date: 02/16/2011

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney